FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: January, 2004

Commission File Number : 001-15218

LAFARGE
(Translation of registrant's name into English)

61, rue des Belles Feuilles
75116 Paris
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosures:

Press Release, dated January 28th, 2004, relating to: Lafarge: 2003 full year sales.

Page 1 of 13 Total Pages

PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, January 28, 2004

Full year 2003 sales in line with expectations

• Sales down 6.5% to € 13,658 million from € 14,610 million
• Underlying sales up : + 4.6%
• Full year operating income on ordinary activities expected to be stable compared to 2002 before the impact of currency fluctuations

Overview

Sales as at December 31, 2003 were down 6.5% to € 13,658 million from € 14,610 million as at December 31, 2002
Significant negative foreign exchange variations impacted sales by 9%
Net scope effect on sales of -2.1% as a consequence of the divestments realized in 2002 and 2003
Underlying sales were up + 4.6% at the end of the year
Fourth quarter underlying sales grew by 9.6% compared to a particularly poor last quarter in 2002
Catch up required to offset the very weak first quarter has been achieved
Full year operating income on ordinary activities expected to be stable before the impact of currency fluctuations

The sales report for each Division, excluding foreign exchange, scope effects, and before inter divisional sales elimination is as follows:

CEMENT: +5.3%
Sales rose 5.3% for the full year 2003 (-3.4% in Quarter 1, +3.0% in Quarter 2, +7.7% in Quarter 3 and +11.4% in Quarter 4.)

The second half of 2003 saw a good level of sales across the Division. The fourth quarter was very strong at 11.4%, versus a particularly poor last quarter in 2002, with the majority of countries recording growth in volumes and many seeing pricing improvements. All geographical regions ended the year recording growth in sales.

Despite a mixed picture in Western Europe an overall increase in sales was recorded. Greece showed a strong level of growth in the run up to the Olympic games coupled with a very buoyant residential housing market. Spain completed 2003 with solid growth in sales. After the severe price war impacting sales throughout the year, prices stabilized in Germany in the last quarter albeit at a low level. In France in a weak market the decline in volumes has been offset by a good level of pricing. In the UK, sales were down for the year with weaker volumes due to a slowdown in infrastructure spending and residential house building and with prices seeing some pressure from imports.

Sales in North America continued to recover strongly in the fourth quarter resulting in an overall increase in sales for the full year 2003. Strong gains in sales were recorded across the United States in the last quarter. Prices however remained under some pressure and declined for the year as a whole particularly in the South and North East. In Canada demand was strong for the year overall, with the Western provinces showing the most favorable trends. An increase in prices was also achieved in Canada in the year.

Good levels of sales growth were recorded in all other geographical regions:
—	In Central Europe strong growth was recorded in Romania.
—	In Asia, favorable market conditions allowed strong growth in domestic sales in South Korea, China and strong sales were also achieved in Malaysia after the very poor previous year. Positive pricing trends in India helped to offset lower volumes. In the Philippines a significant improvement in prices was achieved in the fourth quarter confirming the end to the price war experienced over the last twelve months.
—	In Morocco, Jordan and across much of Africa, strong sales were reported.
—	In Latin America, strong growth in sales were reported in Chile and positive pricing trends were seen in Brazil and Venezuela.

Page 2 of 13 Total Pages

AGGREGATES & CONCRETE: +3.8%
Sales rose 3.8% for the full year 2003 (-0.6% in Quarter 1, +3.3% in Quarter 2, +6.5% in Quarter 3 and 4.1% in Quarter 4).

In Western Europe sales rose for the full year driven by the UK and Spain. In the UK, sales growth came from good pricing in aggregates and from the asphalt and paving activities, which benefited from major contracts in progress, although there was a modest slowdown in the fourth quarter. Concrete sales in the UK also showed a good level of growth throughout the year. Spain continues to have record sales. In France, the overall aggregates and concrete market declined in 2003 with the exception of the South East.

In North America, aggregates and concrete sales ended the year higher than 2002 as a result of strong volumes in the fourth quarter, which offset the impact of poor weather conditions in the early part of the year and slower construction activity in the United States. Price increases in aggregates and concrete were achieved across Canada and in most markets in the United States.

ROOFING: +3.0%
Sales increased by 3.0% for the full year 2003 (-3.2% in Quarter 1, -0.6% in Quarter 2, +5.5% in Quarter 3 and +9.1% in Quarter 4.)

Sales in Western Europe were marginally down for the full year for concrete tiles, but rose for clay tiles. The fourth quarter saw strong sales in most countries for both concrete and clay tiles. Good levels of sales growth were recorded in the UK, Italy, Czech Republic and Hungary for all products. France experienced a decline in sales of concrete tiles. In Germany concrete tile sales were down for the year, but with the weak start to the year being partially offset by favorable trends in the second half.

In the United States, sales continued to grow driven by a strong housing market. In Asia strong sales were recorded in Malaysia and a positive improvement was achieved in Japan.

Sales of roofing components increased by 3.9% now representing 17% of the Division’s sales. Chimney sales rose by 6%.

GYPSUM: +6.6%
Sales rose 6.6% for the full year 2003 (+1.9% in Quarter 1, +1.6% in Quarter 2, +9.5% in Quarter 3 and +14.1% in Quarter 4.)

Sales increased in all regions after a particularly strong fourth quarter.

In Western Europe, strong sales growth was recorded in the UK thanks to a very buoyant wallboard market throughout the year. Good growth was seen in France and an improvement was recorded in Germany despite a declining market.

In the USA, the strong end to the year confirmed the recovery seen in the third quarter with good demand from residential construction and a further improvement in prices in December, resulting in an annual average of 97USD per thousand square feet versus 96USD in 2002.

In Asia, all markets showed sustained growth.

Page 3 of 13 Total Pages

NEGATIVE FOREIGN EXCHANGE IMPACT OF -9.0% AMOUNTING TO € 1,287 MILLION
The effect of foreign currency fluctuations on 2003 sales was significant and particularly the weakness of the US Dollar. Major translation impacts on sales were generated in the following currencies: US Dollar (€ 570 million), Pound Sterling (€ 134 million), Canadian Dollar (€ 84 million), Malaysian Ringgit (€ 71 million), and the Brazilian Real (€ 50 million).

SCOPE CHANGES OF –2.1% AMOUNTING TO € 255 MILLION
Sales from acquisitions in 2003 amounted to a positive scope effect of € 156 million. The reduction in sales due to negative scope totaled € 411 million with the divestment of Andalousian cement operations in 2002 accounting for €115 million and the Florida operations in 2003 for €30 million.

CONSOLIDATED SALES AS AT DECEMBER 31, 2003

	December 31, 2003 € Million	December 31, 2002 € Million	Variation	At constant scope and foreign exchange	At constant scope and foreign exchange, before inter divisional sales elimination

Cement	6,383	6,948	-8.1%	+5.1%	+5.3%
Aggregates & Concrete	4,465	4,768	-6.4%	+3.8%	+3.8%
Roofing	1,510	1,538	-1.8%	+3.0%	+3.0%
Gypsum	1,194	1,146	+4.2%	+6.4%	+6.6%
Others	106	210	-49.5%	+9.3%
TOTAL	13,658	14,610	-6.5%	+4.6%	NA

Lafarge is the world leader in building materials, and employs 77,000 people in 75 countries. The Group holds top-ranking positions in all four of its Divisions: Cement, Aggregates & Concrete, Roofing and Gypsum. More information is available on: www.lafarge.com

Lafarge’s next financial publication – 2003 full year financial results – will be on February 26, 2004 (before the Euronext stock market opens.)

For release worldwide with simultaneous release in the United States.

PRESS CONTACTS:	INVESTOR RELATIONS:

Véronique Doux: 33-1 44-34-19-47 veronique.doux@lafarge.com	James Palmer: 33-1 44-34-92-93 james.palmer@lafarge.com

Brunswick Stéphanie Tessier 33-1 53-96-83-79 stessier@brunswickgroup.com	Danièle Daouphars: 33-1 44-34-92-93 daniele.daouphars@lafarge.com

Page 4 of 13 Total Pages

Statements made in this press release that are not historical facts, including statements regarding our expected operating income, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions ("Factors"), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company's business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company's public filings with the French Commission des Opérations de Bourse and the US Securities and Exchange Commission including its Reference Document COB number D03-0375 as updated on June 5, 2003 and November 17, 2003 and annual report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

Conference Call on Full Year Sales to December 31, 2003
Following the release of Lafarge’s sales to December 31, 2003, a conference call will be held on:
January 28th, 2004 at 15:30 French time, in English
(14:30 UK time; 09:30AM EDT in North America)
The speakers will be:
Jean-Jacques Gauthier – Executive Vice President, Finance
James Palmer – Vice-President Investor Relations
Danièle Daouphars – Manager Investor Relations

If you wish to participate in the conference call, please dial:
From France +33 (0) 1 70 99 32 98
From UK +44 (0) 20 8400 6302
From UK toll free 0 800 358 2342
From USA +1 303 205 0066
From USA toll free +1 800 219 6110
Conference call name: “Lafarge conference call”

A replay of the conference call will be available from January 28th, 2004 at 7.30 pm CET to February 5th, 2004 at 7.30 pm CET at the following numbers:
From France ++33 (0) 1 70 99 32 94 Access code: 132273#
From UK +44 (0) 20 8797 2499 Access code: 965276#
From USA +1 303 590 3000 Access code: 566807#

Page 5 of 13 Total Pages

Consolidated Figures (YTD)

Sales
(Millions of euros)	2003FY	2002FY	03/02

By geographical zone of destination
Western Europe	5,776	6,005	-3.8%
Central and Eastern Europe	696	661	5.3%
Emerging Mediterranean	530	562	-5.7%
North America	3,840	4,405	-12.8%
Latin America & the Caribbean	613	720	-14.9%
Sub Saharan Africa/Indian Ocean	921	869	6.0%
Asia /Pacific	1,282	1,388	-7.6%

By business line
Cement	6,383	6,948	-8.1%
Aggregates & Concrete	4,465	4,768	-6.4%
Roofing	1,510	1,538	-1.8%
Gypsum	1,194	1,146	4.2%
Others	106	210	-49.5%

Total	13,658	14,610	-6.5%

Page 6 of 13 Pages

Cement (YTD)

Volumes by destination (adjusted for the contributions of our proportionaly consolidated subsidaries)
(millions of tonnes)	2003FY	2002FY	03/02

Western Europe	30.6	32.8	-6.7%
Central and Eastern Europe	9.0	8.1	11.1%
Emerging Mediterranean	9.9	9.5	4.2%
North America	18.0	17.5	2.9%
Latin America & the Caribbean	6.2	6.5	-4.6%
Sub Saharan Africa/ Indian Ocean	11.2	10.2	9.8%
Asia/Pacific	23.1	21.1	9.5%

Total	108.0	105.7	2.2%

Sales after elimination of inter divisional sales by geographical zone of destination
(Millions of euros)	2003FY	2002FY	03/02	Like for like

Western Europe	2,099	2,274	-7.7%
Central and Eastern Europe	409	401	2.0%
Emerging Mediterranean	441	455	-3.1%
North America	1345	1579	-14.8%
Latin America & the Caribbean	416	502	-17.1%
Sub Saharan Africa/Indian ocean	766	756	1.3%
Asia/Pacific	907	981	-7.5%

Total consolidated sales	6,383	6,948	-8.1%	5.1%

Sales before elimination of inter divisional sales by origin
(Millions of euros)	2003FY	2002FY	03/02	Like for like

Western Europe	2,351	2,492	-5.7%
Central and Eastern Europe	424	413	2.7%
Emerging Mediterranean	400	443	-9.7%
North America	1,514	1,770	-14.5%
Latin America & the Caribbean	469	553	-15.2%
Sub Saharan Africa/Indian ocean/others	894	869	2.9%
Asia/Pacific	893	980	-8.9%

Total before elimination of inter-divisional sales	6,945	7,520	-7.6%	5.3%

Page 7 of 13 Pages

Aggregates & Concrete (YTD)

Volumes by destination (adjusted for the contributions of our proportionaly consolidated subsidiaries)

Pure aggregates before elimination with asphalt & Paving
(millions of tonnes)	2003FY	2002FY	03/02

Western Europe	74.5	71.7	3.9%
North America	120.6	117.9	2.3%
Other countries	18.9	17.3	9.2%

Total	214	206.9	3.4%

Concrete
(millions of cbm)	2003FY	2002FY	03/02

Western Europe	14.3	14.8	-3.4%
North America	10.7	10.7	0.0%
Other countries	9.4	9.9	-5.1%

Total	34.4	35.4	-2.8%

Sales after elimination of inter divisional sales by geographical zone of destination					Like
(Millions of euros)		2003FY	2002FY	03/02	for like

Aggregates & related products		2,050	2,196	-6.6%
Ready-mix concrete & concrete products		2,415	2,572	-6.1%

Total Aggregates & Concrete		4,465	4,768	-6.4%	3.8%
of which	Western Europe	1,845	1,856	-0.6%
"	North America	2,130	2,405	-11.4%
"	Other countries	490	507	-3.4%

Sales before elimination of inter divisional sales by origin					Like
(Millions of euros)		2003FY	2002FY	03/02	for like

Aggregates & related products		2,066	2,213	-6.6%
Ready-mix concrete & concrete products		2,417	2,574	-6.1%

Total Aggregates & Concrete (bef elim of inter-comp. sales)		4,483	4,787	-6.4%	3.8%

of which	Western Europe	1,854	1,868	-0.7%
"	North America	2,134	2,410	-11.5%
"	other countries	495	509	-2.8%

Page 8 of 13 Total Pages

Roofing (YTD)

Volumes by destination (adjusted for the contributions of our proportionally consolidated subsidiaries)		2003FY	2002FY	03/02

Concrete roof tiles	(millions of m²)
Western Europe		71.9	72	-0.1%
North America		19.9	18.6	7.0%
other countries		36.8	36.7	0.3%

Clay roof tiles	(millions of m²)
Western Europe		24.0	23	4.3%
other countries		1.8	1.7	5.9%

Chimneys	(kms)	2,778	2,715	2.3%

Sales (after elimination of inter-divisional sales by destination)
(Millions of Euros)		2003FY	2002FY	03/02	Like for like

Total		1,510	1,538	-1.8%	3.0%

Western Europe		1,138	1,162	-2.1%
	Germany	439	448	-2.0%
	Other countries	699	714	-2.1%
Other countries		372	376	-1.1%

Sales (before elimination of inter divisional sales by origin)
(Millions of Euros)		2003FY	2002FY	03/02	Like for like

Total		1,510	1,538	-1.8%	3.0%

of which concrete roof tiles	Western Europe	546	553	-1.3%
"	North America	106	118	-10.2%
	Other countries	112	121	-7.4%
of which clay roof tiles		267	255	4.7%
of which chimneys (1)		174	166	4.8%
of which other roofing products		305	325	-6.2%

(1) Including the "other roofing products" of the Chimney business.

Page 9 of 13 Pages

Gypsum (YTD)

Volumes of gypsum wallboard (adjusted for the contributions of our proportionally consolidated subsidiaries)
(millions of m²)	2003FY	2002FY	03/02

Total	632	560	12.9%

Sales (after elimination of inter-divisional sales by destination)
(Millions of euros)				Like
	2003FY	2002FY	03/02	for like

Total	1,194	1,146	4.2%	6.4%

of which Western Europe	657	604	8.8%
of which North America	226	245	-7.8%
of which other countries	311	297	4.7%

Sales (before elimination of inter divisional sales by origin)
(Millions of euros)				Like
	2003FY	2002FY	03/02	for like

Total	1,204	1,154	4.3%	6.6%

of which Western Europe	689	637	8.2%
of which North America	225	245	-8.2%
of which other countries	290	272	6.6%

Page 10 of 13 Total Pages

Ytd Sales variance analysis by region and in major markets.*

	Volume effect	Price, product, customer & other mix effect	Activity variation 2002
	%	%	%

CEMENT

Western Europe	3.4	-1	2.3
France	-1.9	2.9	0.9
UK	-1	-2.1	-3.1
Spain	4	1.1	5.1
Germany	16.9	-28.9	-12.1
Greece	9.6	4.5	14.1
Central Europe	2.6	7.6	10.2
Poland	-2.4	-2.6	-5
Romania	3	22.9	25.8
Mediterranean Basin	4.2	10.2	14.4
Turkey	8.7	12.3	21.1
Morocco	9	3.4	12.5
Jordan	4.5	9.7	14.2
Egypt	7.4	13	20.5
North America	2.8	-0.5	2.2

Latin America, Caraibs	-4.8	8.7	3.8
Brazil	-7.3	21.1	13.9
Venezuela	-21.6	18.4	-3.2
Chile	4.2	5.4	9.6
Africa, Indian ocean	3.9	11.8	15.7
Kenya	5.5	2.2	7.7
Nigeria	2.2	14.8	17
South Africa	3.5	13.7	17.3
Asia	9.6	-1.8	7.8
Malaysia	16	-6.2	9.9
Philippines	12.5	-5.4	7.1
India	-10.4	6.8	-3.6
South Korea	3.7	5.4	9

Total CEMENT	4.6	0.7	5.3

AGGREGATES

France	-1.8	1.9	0.2
UK (Pure Aggregates) (1)	0	5.3	5.3
North America (Pure Aggregates)	0.9	4.6	5.5

Total AGGREGATES	1.9	0.9	2.9

CONCRETE

France	-2.2	3.8	1.6
UK	5.5	3.6	9
North America	0.5	2.1	2.6

Total CONCRETE	1.1	3.5	4.6

(1) UK sales impacted by aggregates levy. Price effect without aggregates levy was 2,0%,

*  Variance on like for like sales before elimination of sales between Divisions

Page 11 of 13 Total Pages

Ytd Sales variance analysis by region and in major markets.*

	Volume effect	Price, product, customer & other mix effect	Activity variation 2002
	%	%	%

ROOFING

Western Europe Concrete T&F	-0.2	0	-0.2
Western Europe Clay T&F	4.9	-0.7	4.2
UK
Concrete	4.1	2.5	6.6
Clay	2.3	5.1	7.4
France		0
Concrete	-7.3	-0.5	-7.9
Clay	-0.4	2.8	2.4
Germany		0
Concrete	-3.6	-0.6	-4.1
Clay	11.6	-2.7	8.9

United States (Concrete)	7.2	0.7	7.9

Chimneys	2	3.9	5.8
Accessories		3.9	3.9

Total ROOFING			3.0

GYPSUM

BOARDS
Western Europe	7.9	-0.3	7.6
North America	4.4	3.4	7.8
Asia / Pacific	12.8	-1.9	11.0

TOTAL GYPSUM			6.6

* Variance on like for like sales before elimination of sales between Divisions

Page 12 of 13 Total Pages

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date January 29th, 2004	Lafarge
(Registrant)

	By:	/s/ Jean-Pierre Cloiseau
	Name:	Jean-Pierre Cloiseau
	Title:	Senior Vice President, Finance

Page 13 of 13 Total Pages